THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months ended March 31, 2010 and the audited consolidated financial statements for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles, and is publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of May 12, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2 Overview

Taseko is a mining and mine development company with one operating mine, two advanced stage projects and one exploration property, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

During the three months ended March 31, 2009 (“Q1 2010”), Taseko has continued to focus on production and operating cost improvements and completing capital upgrade projects at its Gibraltar mine and on attaining environmental assessment approvals, as well as arranging project financing and concentrate marketing opportunities for the Prosperity Project. Significant milestones during the quarter were the issuance of the environmental assessment certificate for Prosperity by the British Columbia Ministry of Environment and the establishment of a joint venture over the Gibraltar mine in which the Company and Cariboo Copper Corp. (“Cariboo”) hold 75% and 25% interests, respectively. The Company continues to be the operator of the Gibraltar Mine. Taseko intends to use the approximately US$187 million received from Cariboo as a portion of the construction costs at Prosperity.

Taseko had an operating profit of $33.1 million and earnings before tax and other items of $14.3 million for the three months ended March 31, 2010, compared to an operating profit of $6.6 million and a loss before tax and other items of $0.7 million for the three months ended March 31, 2009. Other items include the gain on the sale of 25% interest in the Gibraltar Joint Venture in the amount of $97.4 million and unrealized (non-cash) marked-to-market gain attributable to derivative instruments of $7.5 million. During the three months ended March 31, 2010, Gibraltar produced 23.2 million pounds of copper and 194 thousand pounds of molybdenum. Total cash costs1 for the period averaged US$1.54 per pound of copper.

At Gibraltar, copper recovery performance continued at the higher level established in the fourth quarter of 2009 as a result of the completion of the new regrind and cleaner flotation circuits. A number of other capital projects are under way and scheduled for completion in 2010. These include the in-pit crusher and conveyor system that was commissioned in early May, the tailings handling system that is expected to be completed during the second quarter, the concentrate filter/dryer circuits upgrade that is expected to be completed in the third quarter, and the Semi Autogenous Grinding (SAG) mill direct feed system that is planned for completion in the fourth quarter.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. Federal panel public hearings concluded on May 3, 2010 and the Company expects the federal environmental assessment process to be complete by mid 2010. Applications for Provincial permits are being prepared and will be submitted during the second quarter.

Taseko also prepaid the entire US$50 million credit facility with Credit Suisse and Investec Bank PLC without penalty. In addition, the Company exercised its “call” option to redeem Gibraltar Royalty Limited Partnership ("GRLP") royalty obligation through the issuance 1,556,355 shares of the Company.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1. Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP (see 1.15.5) . Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

1.2.1 Gibraltar Mine

Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia.

Three-Month Sales

  Copper in concentrate sales volume in the three months ended March 31, 2010 was 20.4 million pounds compared to 17.8 million pounds of copper in concentrate sold during the three months ended March 31, 2009.

  Copper cathode sales volume in the three months ended March 31, 2010 was 0.1 million pounds compared to 0.7 million pounds in the three months ended March 31, 2009.

  The average price realized for sales of copper during the period was US$3.31 per pound, compared to US$1.61 per pound realized in the three months ended March 31, 2009.

  Molybdenum in concentrate sales volume in the three months ended March 31, 2010 was 210,000 pounds compared to 230,000 pounds sold in the three months ended March 31, 2009.

  The average price realized for sales of molybdenum for the three months ended March 31, 2010 was US$19.68 per pound, compared to US$8.38 per pound realized in the three months ended March 31, 2009.

Quarter-end Inventory

  Copper concentrate inventory at March 31, 2010 was 2.9 million pounds compared to 5.0 million pounds at March 31, 2009.

  Molybdenum in concentrate inventory at March 31, 2010 was 2,000 pounds compared to 36,000 pounds at March 31, 2009.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Mine Current Production and Cost Performance

The following table is a summary of operating statistics:

	Three months ending March 31, 2010	Three months ending March 31, 2009
Total tons mined (millions)[1]	11.5	6.9
Tons of ore milled (millions)	3.6	3.2
Stripping ratio	2.2	1.0
Copper grade (%)	0.355	0.368
Molybdenum grade (%Mo)	0.014	0.010
Copper recovery (%)	89.8	82.3
Molybdenum recovery (%)	21.5	30.8
Copper production (millions lb) [2]	23.2	19.9
Molybdenum production (thousands lb)	194	187
Foreign Exchange ($C/$US)	1.04	1.24
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.20	US$0.90
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.34	US$0.28
Total cash costs of production per lb of copper	US$1.54	US$1.18

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.
[3]	By-product credit is calculated on a three month total and averaged over the quarter.

Total tons mined was greater than the corresponding quarter in 2009 as a result of increased strip ratio. The mine moved back to the mine site average strip ratio based on continued strength in the price of copper. The higher operating cost was off-set by an increase in copper production related to the improved copper recovery. Molybdenum recovery was negatively affected by the circuit changes which improved the copper recovery; Gibraltar metallurgical staff are confident that this issue can be resolved. Increased strength in the Canadian dollar against the US dollar attributed $0.25/lb to the increase in cost of copper production.

Gibraltar Joint Venture

On March 31, 2010 (the “Effective Date”), the Company signed a Joint Venture Formation Agreement (the “Agreement”) with Cariboo to establish an unincorporated joint venture, the Gibraltar Joint Venture (the Joint Venture”), over the Gibraltar Mine in which the Company and Cariboo, will hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Agreement, the Company contributed certain assets and liabilities pertaining to the Gibraltar Mine with a deemed fair value of $747 million to the Joint Venture at the Effective Date. Cariboo paid the Company US$187 million to obtain a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar Mine.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The assets and liabilities contributed by the Company into the Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loan, and capital lease obligations and the site closure and reclamation obligation.

The following table presents a summary of the Company’s 75% pro-rata share of the assets and liabilities of the Joint Venture as at March 31, 2010.

(in thousands of Canadian dollars)	As at March 31, 2010
Assets
Current assets	$17,701
Advances for equipment	1,188
Reclamation deposits	21,990
Mineral property interests, plant and equipment, net	251,197

Liabilities
Current liabilities	4,413
Long-term liabilities	11,598
Site closure and reclamation obligation	$7,778

Fixed Infrastructure Upgrades and Installations

As at the date of the MD&A, construction is 100% complete on the new in-pit 60-inch by 89-inch crusher and conveyor system, which is currently being commissioned. This new system will reduce operating costs and improve mine productivity by replacing the smaller original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the current single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press are planned to be completed in the second and third quarters of 2010, respectively. This equipment will reduce operating costs, provide a more stable operating platform, and be able to handle higher volumes expected as the mill throughput increases.

Detailed engineering is complete and procurement and construction will begin in the second quarter on a SAG mill direct feed system. This new set up is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. Completion of construction of the direct feed system is expected in the fourth quarter of 2010.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Labour and Safety

The number of active personnel at the site at the end of March 2010 was 384, compared to 377 personnel at the end of December 2009.

There were no lost time accidents during the quarter.

Environmental

There was one reportable incident during the quarter. Approximately 20 liters of antifreeze was spilled in the mine from a failed hose on a piece of mine equipment. Authorities were notified and the material was recovered and treated. No lost time accidents resulted from this incident.

1.2.2 Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

Permitting

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report on March 13, 2009 and proceeded under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”) led review of this Project in a coordinated manner with the Canadian Environmental Assessment Agency (“CEAA”) on their respective provincial and federal environmental assessment processes.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the provincial government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application is planned to be submitted to the Ministry of Energy, Mines, and Petroleum Resources during the second quarter.

The federal process, conducted by a three-person Panel operating under defined Terms of Reference, is required to be complete in a timely and efficient manner. The public hearings were held over a seven week period and concluded on May 3, 2010. Details of the hearings are available on the CEAA website and the Company’s closing submission is posted on the Taseko website www.tasekomines.com under Events and the Prosperity Project website www.prosperityproject.ca under What’s New. The Federal Panel will submit its findings to the Federal Minister of Environment for a decision, with the process expected to be completed by mid 2010.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3 Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

Taseko is considering initiating a pre-feasibility level study of Harmony during the 2010 fiscal year further evaluate the project. The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte Haida Gwaii Land and Resource Management Plan.

1.2.4 Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. The Company has commissioned a field geological mapping program for summer 2010 and is considering additional exploration work during the 2010 fiscal year to advance this project.

1.2.5 Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008; in mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. There was an unprecedented 70% drop in prices over the six months from July to December 2008 as a result of uncertainty in global financial markets. The average copper price in 2008 was US$3.15/lb. Prices stabilized in January 2009 and then began to increase. The average copper price in 2009 was US$2.34/lb. Price strength has continued in 2010 albeit with continued volatility averaging US$3.33/lb up to the date of this report.

Gold prices were volatile in late 2008, dropping below US$800/oz for a two-week period in September, and again from mid October through November. The average gold price for 2008 was US$871/oz and US$974/oz in 2009. The average price in 2010 to the date of this report is US$1,125/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. Molybdenum prices continued to drop 2009 to about US$8.00/lb in early May, but improved after that and averaged US$11.28/lb for the year The average price in 2010 to the date of this report is US$16.42/lb.

The Company sells its products in United States dollars but its expenses are denominated primarily Canadian dollars. The three-month average at March 31, 2010 for one United States dollar was 1.04 Canadian dollars. At March 31, 2010, one United States dollar was equivalent to 1.02 Canadian dollars Current forecasts anticipate continued strength in the Canadian dollar.

1.3 Selected Annual Information

Not applicable. Please refer to the MD&A for the fiscal year December 31, 2009.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
	2010	2009	2009	2009	2009	2008	2008	2008
Current assets	249,118	92,316	90,209	75,950	58,357	41,283	80,250	114,611
Mineral properties	26,566	32,631	32,617	32,617	32,619	32,610	32,095	29,916
Plant and equipment	233,672	305,205	303,434	301,891	295,094	292,390	266,872	222,729
Other assets	96,641	104,943	107,686	107,707	112,321	111,962	132,977	113,159
Total assets	605,997	535,095	533,946	518,165	498,391	478,245	512,194	480,415

Current liabilities	78,468	75,179	58,949	61,503	91,195	112,053	65,663	41,484
Other liabilities	139,077	163,223	183,856	165,341	166,596	131,285	176,456	173,755
Shareholders' equity	388,452	296,693	291,141	291,321	240,600	234,907	270,075	265,176
Total liabilities and shareholders' equity	605,997	535,095	533,946	518,165	498,391	478,425	512,194	480,415

Revenue	75,508	55,966	40,132	52,632	40,172	10,576	57,615	53,206
Mine site operating costs	31,559	32,160	24,528	26,203	25,454	42,021	40,924	29,633
Transportation and treatment	8,259	5,724	4,554	7,609	6,202	7,054	9,500	6,042
Amortization	2,580	2,421	1,677	2,142	1,910	1,979	2,029	1,563
Operating profit (loss)	33,110	15,661	9,373	16,678	6,606	(40,478)	5,162	15,968
Expenses:

Accretion of reclamation obligation	256	250	245	239	234	183	326	322
Asset retirement obligation change of estimates	–	–	–	–	–	(4,504)	–	–
Exploration	981	1,519	805	549	534	1,088	3,363	3,047
Foreign exchange loss (gain)	(590)	(681)	(3,108)	(7,941)	2,930	3,249	1,142	600
Gain on convertible bond repurchase	–	–	(948)	(682)	–	–	–	–
General and administration	2,785	2,197	1,752	2,104	2,329	2,220	2,143	2,245
Interest expense and accretion charges	2,101	1,935	2,041	2,765	2,784	3,839	1,603	1,857
Interest and other income	(1,630)	(1,702)	(1,529)	(1,987)	(2,184)	(1,362)	(1,668)	(1,897)
Loss on prepayment of credit facility	834	–	–	–	–	–	–	–
Loss (gain) on sale of marketable securities	(349)	(1,004)	816	–	–	–	120	(586)
Loss on equipment disposal	–	–	–	–	–	701	–	161
Premium paid on redemption of royalty obligation	1,302	–	–	–	–	–	–	–
Realized loss on derivative instrument	7,661	7,762	3,568	–	–	–	–	–
Stock-based compensation	5,454	2,385	1,073	1,581	657	1,054	(85)	1,103
	18,805	12,661	4,715	(3,372)	7,284	6,468	6,944	6,852
Earnings (loss) before other items	14,305	3,000	4,658	20,050	(678)	(46,946)	(1,782)	9,116
Other Items:
Gain on contribution to the joint venture	97,382	–	–	–	–	–	–	–
Unrealized gain (loss) on derivative instruments	7,491	(4,237)	(8,829)	(2,709)	–	–	–	–
Earnings (loss) before income taxes	119,178	(1,237)	(4,171)	17,341	(678)	(46,946)	(1,782)	9,116
Income tax expense (recovery)	42,729	766	(1,822)	5,936	(4,186)	(7,303)	(8,653)	5,317
Earnings (loss) for the period	76,449	(2,003)	(2,349)	11,405	3,508	(39,643)	6,871	3,799
Earnings (loss) per share – basic	0.42	(0.01)	(0.01)	0.07	0.02	(0.29)	0.05	0.03
Earnings (loss) per share –diluted	0.40	(0.01)	(0.01)	0.06	0.02	(0.26)	0.05	0.02

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

During the three months ended March 31, 2010 (“Q1 2010”), Taseko generated operating profit of $33.1 million compared to $6.6 million during the three months ended March 31, 2009 (“Q1 2009”) and earnings before tax and other items of $14.3 million for Q1 2010, compared to a loss before tax and other items of $0.7 million for Q1 2010. Other items include a gain on the contribution to the Joint Venture of $97.4 million and an unrealized (non-cash) marked-to-market gain attributable to derivative instruments related to the copper hedging program of $7.5 million. No such gains were recognized in Q1 2009 as the Company did not enter into any joint venture arrangements nor participate in a copper hedging program during the comparative period.

During Q1 2010, Taseko generated cash inflow from operating activities of $30.0 million as compared to an outflow of $11.4 million for Q1 2009. The cash outflow from operating activities in Q1 2009 resulted in part from paying off the negative pricing adjustments that occurred in fiscal 2008 that were settled during Q1 2009.

The Company recognized revenues of $75.5 million in Q1 2010, compared to $40.2 million in fiscal in Q1 2009. Revenues consisted of copper concentrate sales of $70.1 million (Q1 2009 – $35.8 million), molybdenum concentrate sales of $4.3 million (Q1 2009 – $2.4 million), silver concentrate sales of $0.7 million (Q1 2009 – $0.6 million), and copper cathode sales of $0.5 million (Q1 2009 – $1.4 million). The increase in revenue was the result of higher copper shipments in Q1 2010 as well as a higher average realized copper price. For Q1 2010, 20.5 million pounds of copper (concentrate and cathode) were sold compared to 18.5 million pounds of copper (concentrate and cathode) for Q1 2009. The average price per pound of copper sold increased to US$3.31 per pound for Q1 2010, up from US$1.61 per pound for Q1 2009. Molybdenum sales was 0.2 million pounds for Q1 2010 which is comparable 0.2 million pounds for Q1 2009. The average price per pound of molybdenum sold increased to US$19.68 per pound for Q1 2010, up from US$8.38 per pound for Q1 2009.

Cost of sales for Q1 2010 was $39.8 million, compared to $31.7 million for Q1 2009. Cost of sales for Q1 2010 consists of total production cost of $33.9 million (Q1 2009 – $25.5 million) and a negative concentrate inventory adjustment of $2.3 million (Q1 2009 – nil). Also included in cost of sales is transportation and treatment costs, which were $8.2 million for Q1 2010 (Q1 2009 – $6.2 million). Cost of sales was higher during Q1 2010 mainly due to higher copper shipments in Q1 2010.

Amortization expense for Q1 2010 was $2.6 million compared to $1.9 million in Q1 2009. The increase is the result of the capital equipment additions including use of several new pieces of equipment related to the concentrator expansion. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses increased to $1.0 million in Q1 2010 compared to $0.5 million in Q1 2009, due to a higher level of exploration activity at the Company's Prosperity Project (see Section 1.2.2) .

General and administrative (“G&A”) costs increased to $2.8 million in Q1 2010 from $2.3 million in Q1 2009. The increase is due to higher staffing levels.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation was $5.5 million in Q1 2010 compared to $0.7 million in Q1 2009. The increase is mainly due to the newly granted options in Q1 2010.

Interest and other income decreased to $1.6 million as compared to $2.2 million in Q1 2009. The decrease was due to lower interest rates. Interest expense and interest accretion decreased to $2.1 million in Q1 2010 compared to $2.8 million in Q1 2009 due to the redemption of the Company’s convertible bonds during fiscal 2009. The Company recorded a foreign exchange gain of $0.6 million for Q1 2010 compared to a loss of $2.9 million in Q1 2009. The gain is due to the strengthening of the Canadian dollar and the revaluation of certain US-dollar denominated liabilities at March 31, 2010.

During Q1 2010, the Company recorded a loss on the prepayment of the Credit Suisse term facility of $0.8 million due to the unamortized financing cost being expensed as a result of the prepayment as at March 31, 2010. In addition, the Company also recorded a premium on the redemption of the GRLP royalty obligation of $1.3 million to reflect the 20% premium payable to the GRLP unit holders upon the Company’s exercise of its “call” option through the issuance 1,556,355 shares of the Company.

The Company recognized a gain in the amount of $97.4 million on the contributions to the Gibraltar Joint Venture for the 25% investment by Cariboo.

The Company recorded a realized loss of $7.7 million (Q1 2009 – $Nil) and unrealized gain of $7.5 million (Q1 2009 – $Nil) on derivative instruments as a result of the increase in fair value of the producer call and put option contracts with Credit Suisse and Investec outstanding as at March 31, 2010.

Current income taxes expense of $32.4 million (Q1 2009 – expense of $3.9 million) and future income taxes expense of $10.3 million (Q1 2010 – recovery of $8.1 million) were recorded for Q1 2010. The current income taxes expense is mainly due to the gain on contribution to the Joint Venture.

1.6 Liquidity

At March 31, 2010, the Company had cash and equivalents of $195.4 million, as compared to $35.1 million at December 31, 2009. In addition, the Company had working capital of $170.7 million, as compared to working capital of $17.1 million at December 31, 2009. The increase in working capital was primarily a result of the proceeds from the sale of 25% interest in the Joint Venture to Cariboo and the prepayment of its long term debt facility and the current portion related thereto.

At May 6, 2010, the Company’s cash and equivalents had increased to approximately $184 million. Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, the 24-month mine plan and implemented cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management is actively monitoring all commitments and planned expenditures necessary to maintain operational and capital spending objectives for the upcoming fiscal year.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business bank accounts with a major Canadian financial institution and are available on demand for the Company's programs.

The following are the principal maturities of contractual obligations (in thousands of Canadian dollars):

	Contractual				Over 3
As at March 31, 2010	Obligations	2010	2011	2012	years
Accounts payable and accrued
liabilities	$19,881	$19,881	$–	$–	$–
Amounts due to a related party	264	264	–	–	–
Capital lease obligations	10,928	2,608	3,200	3,161	1,959
Long-term equipment loan	7,077	1,519	2,026	3,532	–
Total liabilities	$38,150	$24,272	$5,226	$6,693	$1,959

The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $16.8 million.

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the consolidated financial statements for the three months ended March 31, 2010, the Company has no other material capital commitments for capital expenditures, long-term debt, capital lease obligations, operating leases or any other long-term obligations.

1.7 Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Debt Financings

(i) Credit Suisse Term Facility

In February 2009, the Company entered into and drew down a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. During Q3 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew these additional funds. Under the amended facility agreement, the US$50 million Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4.2 million until February 2012. The Facility interest rate was LIBOR plus 5 percent and was due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreement included certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement in addition to a corporate guarantee.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the period, the Company prepaid the Facility without penalty. A loss of $0.8 million was recorded in the Company’s statement of operations as a result of the prepayment of the Facility and the requirement to simultaneously expense deferred financing costs.

Equity Financings

There were no equity financings completed during the period.

Other Financings

During the prior fiscal year, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP"). Gibraltar sold to GRLP a royalty for $6.5 million.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). These royalty payments were to be recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right was subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

During the period, the Company exercised its “call” option through the issuance 1,556,355 shares of the Company and recognized an expense of $1.3 million related to a premium on early redemption.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company which until recently was owned equally by several public companies, one of which is Taseko. During the period, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis per agreement dated June 1, 2008.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the period ended March 31, 2010 were $0.6 million, as compared to $0.8 million in Q1 2009. The decrease over prior year is due to lower staffing levels required from HDSI as Taseko has added additional full-time employees to its staff.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

Subsequent to period end on May 12, 2010, the Company announced it had entered into an arrangement (the “Arrangement”) with Franco-Nevada Corporation (“Franco-Nevada”) to sell 22% of the gold to be produced from the Prosperity Project. Commencing with the construction of the Prosperity Mine, the Company will receive from Franco-Nevada funding totaling US$350 million. Upon delivery of the gold to Franco Nevada, once Prosperity is in production, a fixed price payment will be made to the Company equal to the lesser of US$400/oz. and the spot price at the time of sale (subject to a 1.0 % annual compounding adjustment starting in the 4th anniversary of the Arrangement).

Under terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the USD$400/oz fixed price and multiplied by the total ounces of gold delivered to Franco-Nevada. If at the end of the initial 40–year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Franco-Nevada.

1.12 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to revenue recognition, asset retirement obligations (“ARO”), mineral resources and reserves, depletion, depreciation and impairment, income taxes, stock-based compensation, inventories and the copper hedging program. Actual results could differ from these estimates. The discussion on the accounting policies that require management's estimate can be found on pages 18 to 21 of the Company's 2009 Annual MD&A. These have not materially changed since December 31, 2009.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13 Change in Accounting Policies including Initial Adoption

(a) New Accounting Standards adopted:

Effective January 1, 2010, the Company adopted the following accounting standard. This standard has been adopted on a prospective basis with no restatement to prior period financial statements.

CICA 3055 – “Interests in Joint Ventures”

The Company’s interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

(b) New Accounting Standards Not Yet Adopted:

(i) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests which superseded current Sections 1581, Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

ii) Transition to International Financial Reporting Standards (“IFRS”)

The AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011. As the comparative period ending December 31, 2010 will also require presentation in accordance with IFRS, the Company’s transition date for converting to IFRS is January 1, 2010 (the “Transition Date”). The following discussion provides further information about the Company’s IFRS convergence activities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Management of IFRS Convergence Project

The Company has begun the process of transitioning from GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors. The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A detailed timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by the end of Q2 2010.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

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MANAGEMENT'S DISCUSSION AND ANALYSIS

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  to apply the borrowing cost exemption and apply IAS 23, Borrowing Costs, prospectively from the Transition Date; and
  to elect not to comply with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities that occurred before the Transition Date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Property, Plant and Equipment (PP&E)

Under IAS 16, Property, Plant and Equipment, are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. There is no specific guidance in IFRS relating to deferred stripping costs during the production phase. However, these types of costs do meet the definition of an asset under IAS 16 given that the Company's current accounting policy is to capitalize these costs since it provides a probable future economic benefit or a betterment (which implies future economic benefit).

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company does not currently componentize to the same level as would be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. The Company does not currently have a policy for major overhaul costs. Practically, this should be factored into the determination of the components of PP&E.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a) not a business combination and

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) at the time of the transaction, affects neither accounting profit nor taxable profit.

Under GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the Aley mineral property interest and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the Aley mineral property interest and the Oakmont net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss) with a corresponding reduction in the related asset.

In addition, a deferred tax asset is recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Under GAAP, tax assets are recognized if it is more likely than not. Probable is not defined in IAS 12. However, entities have often used a definition of more likely than not similar to GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if one indicates no impairment exists. The value in use is based on a discounted cash flow model. This approach is different than GAAP (i.e. one step model under IFRS compared to two step model under GAAP).

To the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a CGU is different from the Canadian definition of an Asset Group.

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Asset Retirement Obligations (“ARO”)

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, an ARO is recognized when there is a legal or constructive obligation to restore a site for damage that has already occurred, it is probable a restoration expense will be incurred and the cost can be estimated reliably. This is different than GAAP where only legal obligations are considered.

Cost includes the cost of dismantling and removing items and restoring the site on which it is located, the obligation for which is incurred either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories. This is different from GAAP where all change in ARO are recognized as a cost of the related asset.

Under IFRS, the amount recognized as a provision shall be the best estimate of the expenditures required to settle the present obligation. This is significantly different from GAAP where third party costs are required. Under IAS 37, the provision would be based on management’s best estimate. This estimate could be a third party cost if it is management’s intention to hire a third party to complete the work or an internal estimate of the cost if the Company intends to use its own equipment and resources to do this work.

Where the effect of the time value of money is material, the amount of the provision should be the present value of the expenditures expected to be required to settle the obligation. This is consistent with GAAP. However, the discount rate used would be a pre-tax rate specific to the liability rather than the Company's credit adjusted risk free rate and should not reflect risks for which the future cash flow estimates have been adjusted. Unwinding of the discount (i.e. accretion) is included in finance costs.

The ARO provision should be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Changes may result from changes in the amount or timing of the cash out flows or changes in discount rates. This is different from GAAP where changes in discount rates alone would not result in a change in the ARO. Accordingly, the Company will need to assess the discount rate applicable to the ARO on an ongoing basis. As the Company has elected to apply the IFRS exemption related to asset retirement obligations, the Company will not retroactively adjust the obligation on transition for changes in discount rate that may have occurred from time to time.

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by Q3 2010.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by Q3 2010.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Please refer to note 3(d) of the audited consolidated financial statements for the fiscal year ended December 31, 2009 for the list of the Company’s financial instruments and their classifications.

The Company is exposed in varying degrees to financial instrument related risks. The Company’s board of directors approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The Company is exposed to the following risks from its financial instruments:

a.)

Credit Risk – Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

b.)

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements.

c.)	Market Risk – The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

i) Foreign exchange risk

The Company’s revenues from the production and sale of copper and molybdenum are denominated in US dollars. However the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

ii) Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash equivalents and reclamation deposits.

In respect to financial liabilities, the long-term equipment loan carry a fixed interest rate of 7.125% per annum, and as such is not subject to fluctuations in interest rate. The royalty obligation is offset by a promissory note held by the Company.

iii) Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold, copper, molybdenum and niobium and the outlook for these minerals. Gold, copper, molybdenum and niobium prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, niobium and gold. If metal prices decline for a prolonged period below the cost of production of the Company's Gibraltar mine, it may not be economically feasible to continue production.

During fiscal 2009, the Company introduced a copper hedging program. The program is a part of the Company’s risk management strategy and was conceived due to the copper price variability experienced in fiscal 2008 and the perceived need to mitigate the potential risks to revenue and operating margins.

The strategy used to manage copper price risk is called a “zero cost cap and collar” whereby the Company buys a copper “put” option and simultaneously sells an offsetting “call” option. The Company intends to review its hedge position from time to time in light of prevailing market and economic conditions.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 12, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				186,330,853

Share purchase option	28-Sep-10	$1.15	90,000
	24-Feb-11	$4.50	41,000
	28-Mar-11	$2.18	335,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	1,235,300
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	07-Jul-12	$1.90	14,000
	30-Jul-12	$2.17	57,000
	15-Jan-13	$4.77	1,026,500
	10-Dec-13	$1.00	2,830,000
	12-Jan-14	$1.15	2,010,334
	21-Apr-14	$1.71	1,513,167
	2-Dec-14	$4.14	150,000
	5-Jan-15	$4.46	1,925,000
	15-Jan-15	$4.14	150,000
	28-Jan-15	$5.00	210,000
	16-Feb-15	$4.59	120,000
	6-Apr-15	$5.39	100,000
				12,162,301

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting that occurred during the period ended March 31, 2010 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.5 Non GAAP Measures

This document includes certain non-GAAP performance measures including “cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures:

THREE MONTHS ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Production Cost

Three months ending March 31, 2010
GAAP operating costs (in thousands of CAD) Add: inventory adjustments Less: molybdenum credits Less: silver credits	$ 31,559 2,324 (4,291) (665)
Net operating costs (in thousands of CAD) Total copper production (in thousands of lbs) Cost per lb (CAD) Average exchange rate	28,928 23,154 1.25 1.0409
Cost per lb (USD) GAAP treatment and transportation costs (in thousands of CAD) Treatment and transportation per lb of copper (in CAD) Average exchange rate	$ 1.20 8,259 0.36 1.0409
Treatment and transportation cost per lb (in USD) Total cash cost per lb of copper (in USD)	0.34 $ 1.54

1.15.6 Risk Factors

A description of the Company's risks and uncertainties can be found on pages 33 to 36 of the Company's 2009 MD&A. Risks to the Company reported in the Company’s 2009 Annual MD&A include risks related to volatility in metals prices, financing risks, risks associated with the Company's exploration projects, exchange rate risk, uncertain project realization values, general mining risks, share price volatility risk, environmental risks and potential equity dilution risks. These risk factors have not materially changed since December 31, 2009.